Letterhead of Barbara R. Smith

Senior Vice President and Chief Financial Officer

Commercial Metals Company

Post Office Box 1046

Dallas, Texas 75221-1046

6565 North MacArthur Blvd., Suite 800

Irving, Texas 75039

Phone: 972-308-5199

March 5, 2014

Via EDGAR and Federal Express

Mr. John Cash

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Commercial Metals Company

Form 10-K for the fiscal year ended August 31, 2013

Filed October 28, 2013

File No. 1-4304

Dear Mr. Cash:

Commercial Metals Company (“the Company”) received your letter dated February 19, 2014 by fax on February 19, 2014. The Company submits the following response to your letter. For your ease of reference, we have included your original comments below and have provided our responses after each comment.

Form 10-K for the fiscal year ended August 31, 2013

2013 Liquidity and Capital Resources, page 31

1.	We have read your response to prior comment 14 of our letter dated January 17, 2014. To the extent that the reclassifications from accounts payable – trade to accounts payable – documentary letters of credit materially impacted your cash flows from operations and cash flows from (used by) financing, please quantify the reclassifications for each period presented and expand your discussion to address how these reclassifications impacted your reported cash flows. Please show us what your future disclosures will look like.

Response: The Company acknowledges the Staff’s comment and, as a result of further clarification from the Staff, provides the following responses:

To the extent we identify material movements in our net cash flows from operating, financing or investing activities, in future quarterly and annual reports filed on Form 10-Q and Form 10-K, respectively, we will discuss the impact these movements had on our net cash flows for each period presented. Although our future disclosures will be dependent on the facts and circumstances of each period, the following is an example of the discussion related to the movement in our documentary letters of credit and the impact it could have on our cash flows.

Mr. John Cash

March 5, 2014

The Company utilizes documentary letter of credit programs whereby it assigns certain trade accounts payable associated with trading transactions entered into by the Company’s marketing and distribution divisions. These letters of credit allow for payment at a future date and are used as an additional source of working capital financing. These letters of credit are issued under uncommitted lines of credit, which are in addition to and separate from the Company’s contractually committed revolving credit arrangements and are not included in the Company’s overall liquidity analysis. The Company had $XX million and $XX million of documentary letters of credit outstanding at August 31, 20XX and 20XX, respectively. The decrease in documentary letters of credit over the period resulted in a use of cash of $XX million for financing activities. The amount of documentary letters of credit outstanding during the period can fluctuate as a result of the level of activity and volume of materials purchased during the period as well as a result of their length and timing to maturity.

Consolidated Statements of Cash Flows, page 47

2.	We have read your response to prior comment 14 of our letter dated January 17, 2014. You indicate that certain documentary letters of credit at a subsidiary were misclassified as accounts payable – trade in the fiscal 2012 and fiscal 2011 consolidated balance sheets, which also resulted in misclassifications in the related statements of cash flows for each of the quarters and the years ended fiscal 2012 and 2011. The Company identified the misclassifications in the previously filed financial statements during the first quarter of fiscal 2013. You determined that the error related to the misclassification of documentary letters of credit as accounts payable trade was not quantitatively or qualitatively material to any of the affected periods. Please provide us with a complete SAB 99 materiality analysis to demonstrate that the error was not quantitatively or qualitatively material to any of the affected periods.

Response: The Company acknowledges the Staff’s comment and provides the following responses:

Background

In the fourth quarter of fiscal 2010, a wholly owned subsidiary of the Company entered into a documentary letter of credit program whereby it assigns certain trade accounts payable to be paid in the future by a third party financial institution. These letters of credit are issued under uncommitted lines of credit, which are in addition to and separate from the Company’s contractually committed revolving credit arrangements. Under the Company’s documentary letter of credit programs, specific invoices are selected to be paid in the future and an accounting entry is made to move the balance of the invoices selected from Accounts payable – trade to Accounts payable – documentary letters of credit.

During the first quarter of fiscal 2013, the Company determined that a subsidiary was not properly reclassifying the invoices assigned to the letter of credit program out of Accounts payable – trade. As a result, the Company determined that it had overstated Accounts payable-trade and understated Accounts payable—documentary letters of credit on its consolidated balance sheets during each of the quarters in and the fiscal years ended August 31, 2012 and 2011 and for the fiscal year ended August 31, 2010. The Company’s net cash flows from operating activities and net cash flows from financing activities presented on its consolidated statements of cash flows for each of the quarters in and the fiscal years ended August 31, 2012 and 2011 and for the fiscal year ended August 31, 2010 were also misstated. Beginning in the first quarter of fiscal 2013 and in each subsequent period, the Company properly classified Accounts payable—trade and Accounts payable – documentary letters of credit. No adjustments were made to restate the previously filed consolidated financial statements for the fiscal 2012, 2011 and 2010 periods.

Upon identification of the misclassification in the first quarter of fiscal 2013, the Company performed an analysis of the impact the misclassification had on its previously filed interim and annual consolidated financial statements considering both quantitative and qualitative factors.

Quantitative Assessment

From a quantitative perspective, the Company considers a number of factors to estimate what may be considered material to the readers of its financial statements and uses measures of quantitative significance as a starting point when evaluating whether an omission or misstatement is of such magnitude that would cause the financial statements to be materially misstated. The economic decisions made by the users of the Company’s financial statements, including analysts, investors, creditors, management and various regulators, are one of the primary

Mr. John Cash

March 5, 2014

considerations used when determining whether an omission or misstatement is material to the financial statements. The steel industry is highly cyclical and the Company’s results have fluctuated between net earnings and net losses over the last five years with Net earnings (loss) attributable to CMC of $77.3 million, $207.5 million, ($129.6) million, ($205.3) million and $20.8 million for the fiscal years ended 2013, 2012, 2011, 2010 and 2009, respectively. The Company makes a quantitative assessment of materiality based upon 1) the nature of the items identified, 2) the financial statement or disclosure impacted and 3) the financial statement accounts impacted.

As the misclassification identified is a balance sheet misclassification, the Company looked to the specific measure of 3% of stockholders’ equity to initially evaluate the quantitative impact of this misclassification.

The Company assessed both the dollar and percentage impact of the misclassification on Accounts payable—trade and Accounts payable—documentary letters of credit as well as the impact on Total current liabilities and Total liabilities on the consolidated balance sheets for the periods affected.

The Company also assessed both the dollar and percentage impact the misclassification had on the Accounts payable, accrued expenses and other payables line item and the Documentary letters of credit line item on the consolidated statements of cash flows. The Company also analyzed the impact the misclassification had on Net cash flows from operating activities and Net cash flows from financing activities for each of the periods affected.

The Company considered the results of the assessments described above and the 3% of stockholders’ equity criteria and concluded that the misclassification was not quantitatively significant to the consolidated balance sheets, the consolidated statements of cash flows or the consolidated financial statements taken as a whole.

Qualitative Assessment

In performing its comprehensive assessment of materiality, the Company also considered qualitative factors. As part of the qualitative assessment, the Company assessed the key qualitative factors it believes to be the most important to the readers of its financial statements including financial results, liquidity and other operational trends. The Company considered the fact that the error did not result in a misclassification between current and noncurrent liabilities on the consolidated balance sheets, as both Accounts payable – trade and Accounts payable – documentary letters of credit are current liabilities. Additionally, the balance of Accounts payable – trade and Accounts payable – documentary letters of credit as a percentage of Total current liabilities was not significantly impacted. For example, Accounts payable – trade as a percentage of Total current liabilities as reported and (as if corrected) was 19.73% (18.57%), 23.2% (22.76%), and 20.56% (20.11%) as of August 31, 2012, 2011 and 2010, respectively.

The result of the misclassification on the consolidated statements of cash flows did not change the Company’s Net cash flows from operating activities or Net cash flows from financing activities from an inflow to an outflow or vice versa for any of the quarterly or annual periods affected.

As discussed above, Accounts payable – documentary letters of credit are issued under uncommitted lines of credit, which are in addition to and separate from the Company’s contractually committed revolving credit arrangements and are therefore not included in the Company’s analysis of its overall liquidity. The Company recognizes that Net cash flows from operating activities could also be used by analysts, creditors and other readers of its financial statements to assess its liquidity. The Company notes that for most periods the misclassification resulted in overstating Net cash flows from operating activities and understating Net cash flows from financing activities. The Company has concluded the impact of the misclassification on the Company’s overall liquidity was not of a magnitude that would influence the economic decisions of the users of the financial statements.

The misclassification discussed herein did not impact the Company’s debt covenant calculations or any other regulatory or contractual compliance calculations. Additionally, as noted above, both accounts are classified as current liabilities, resulting in no impact to any assessment of working capital or internal statistics that may utilize Total current liabilities as a component of the computation.

Mr. John Cash

March 5, 2014

The Company also considered other factors as a result of the misclassification including but not limited to, the impact on bonus calculations and compensation, whether the misclassification was intentional or whether the misstatement had a significant effect on a particular business segment that would be more relevant than others to the users of the financial statements. The Company concluded that the misclassification did not impact bonus calculations or compensation, the misclassification was not intentional and the misclassification did not have a significant effect on any particular business segment.

Conclusion

After consideration of the quantitative and qualitative factors discussed above, the Company concluded the misclassification was not material to the consolidated balance sheets or the consolidated statements of cash flows for any period affected and accordingly no restatements were made to any previously filed financial statements. While the consolidated balance sheets for each of the quarters in and for the fiscal year ended August 31, 2013 were properly presented as filed in the respective Form 10-Qs and the Form 10-K, the consolidated balance sheet at August 31, 2012 was not restated in subsequent filings.

The consolidated statements of cash flows for the three months ended November 30, 2012 (Q1 2013), the six months ended February 28, 2013 (Q2 2013) and the nine months ended May 31, 2013 (Q3 2013) reflect the change in Accounts payable—trade and the change in Account payable – documentary letters of credit from the balance previously reported in the consolidated balance sheet as of August 31, 2012 (i.e., not restated) to the balance reported on the respective quarterly consolidated balance sheets in fiscal 2013, which are correctly presented. However, the Company concluded it would be best to present the fiscal 2013 consolidated statement of cash flows to reflect the actual activity in Accounts payable – trade and Accounts payable- documentary letters of credit for the year. However, the balance sheet classification of Accounts payable – trade and Accounts payable- documentary letters of credit remains misstated as of August 31, 2012. Accordingly, a reader will be unable to calculate the change in Accounts payable – trade and Accounts payable- documentary letters of credit from the comparative balance sheets presented.

In addition to the response above, we are providing, on a supplemental basis, additional information supporting our materiality assessment and conclusion related to the misclassification of certain documentary letters of credit. This information will be sent to you under separate cover. We request that the information be kept confidential and returned to us after your review is complete.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing; and

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (972) 308-5199 or Adam R. Hickey at (972) 308-4317 if you have any questions or would like additional information in respect to these responses.

Very truly yours,

Mr. John Cash

March 5, 2014

cc:	Joseph Alvarado, Chairman, President and Chief Executive Officer

Paul K. Kirkpatrick, Vice President, General Counsel and Corporate Secretary

Adam R. Hickey, Vice President and Controller

Audit Committee of Board of Directors

Paul L. Choi, Sidley Austin LLP

Gwen Mitchell, Deloitte & Touche LLP